Exhibit 99.4

PRO FORMA VALUATION UPDATE REPORT

NORTH PENN BANCORP, INC.

HOLDING COMPANY FOR

NORTH PENN BANK

Scranton, Pennsylvania

Dated As Of:

July 20, 2007

Prepared By:

RP® Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

July 20, 2007

Boards of Directors

North Penn MHC

North Penn Bancorp, Inc.

North Penn Bank

216 Adams Avenue

Scranton, PA 18503

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock to be issued by North Penn Bancorp, Inc., Scranton, Pennsylvania (“North Penn” or the “Company”) in connection with the mutual-to-stock conversion of North Penn MHC (the “MHC”). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 53.74% of the common stock of North Penn (the “MHC Shares”), the mid-tier holding company for North Penn Bank, Scranton, Pennsylvania (the “Bank”). The remaining 46.26% of North Penn’s common stock is owned by public stockholders. North Penn, which completed its initial public stock offering on June 1, 2005, owns 100% of the common stock of the Bank. It is our understanding that North Penn will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering to members of the local community and the public at large.

This Update is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and applicable interpretations thereof.

Our Original Appraisal report, dated May 18, 2007 (the “Original Appraisal”) are incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in North Penn’s financial condition, including financial data through June 30, 2007; (2) an updated comparison of North Penn’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210	Telephone: (703) 528-1700
Arlington, VA 22209	Fax No.: (703) 528-1788

Board of Directors

July 20, 2007

Plan of Conversion and Stock Issuance

On April 24, 2007, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Reorganization (the “Plan of Conversion”), pursuant to which the mutual holding company will convert to the stock form of organization. Pursuant to the Plan of Conversion, (i) the MHC will convert to stock form, (ii) the MHC and the Company will merge into the Bank and the Bank will become a wholly owned subsidiary of a newly chartered stock company (the “Company”), (iii) the shares of common stock of the Company held by persons other than the MHC will be converted into shares of common stock of the Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, and (iv) the Company will offer and sell shares of its common stock to certain depositors of the Bank, residents of Bank’s local community and shareholders of the Company and others in the manner and subject to the priorities set forth in the Plan of Conversion. As of June 30, 2007, the MHC’s ownership interest in North Penn approximated 53.74%. The Company will also issue shares of its common stock to the public stockholders of North Penn pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued North Penn common stock as owned immediately prior to the conversion. As of June 30, 2007, the public stockholders’ ownership interest in North Penn approximated 46.26%.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial’s valuation was determined based on the financial condition and operations of the Company as of June 30, 2007, the date of the supplemental financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the Company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company’s financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the

Board of Directors

July 20, 2007

legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Discussion of Relevant Considerations

1.	Financial Results

Following the preparation of the Original Appraisal, the Company’s June 30, 2007, financial data became available in the Company’s amended prospectus. Table 1 presents summary balance sheet and income statement data through June 30, 2007, as well as comparable data for the period ending March 31, 2007, as set forth in the Original Appraisal.

Growth Trends

The Company’s total assets decreased by approximately $1.7 million over the three months ended June 30, 2007, which reflects the impact of shrinkage in both the loan and deposit portfolios while the balance of investments and borrowings remained relatively unchanged. Equity remained materially unchanged during the quarter, as a downward adjustment on the valuation of the AFS securities portfolio and the payment of cash dividends offset the level of interim earnings.

Loan Receivable

Loans receivable decreased from $95.5 million, as of March 31, 2007, to $93.6 million, as of June 30, 2007, reflecting a 2.0% reduction. The proportion of loans also decreased modestly to 78.4% of assets as of June 30, 2007.

Cash, Investments and Mortgage-Backed Securities

The balance of cash, investments and mortgage-backed securities (“MBS”) remained substantially unchanged in aggregate, totaling $17.9 million or 15.0% of total assets. The Company generally classifies its investments and MBS as AFS at the time of purchase.

Funding Structure

Deposit balances decreased by $2.0 million over the three months ended June 30, 2007, to equal $84.8 million, or 71.0% of total assets. Borrowings consisting of FHLB advances increased slightly over the quarter to equal $20.7. As discussed in the Original Appraisal, the Company typically utilizes borrowings: (1) when such funds are priced attractively relative to deposits; (2) to lengthen the duration of liabilities; (3) to enhance earnings when attractive revenue enhancement opportunities arise; and (4) to generate additional liquid funds, if required. Recent growth in borrowings is primarily attributable to management’s efforts to fund loan growth without relying solely on deposits.

Board of Directors

July 20, 2007

Table 1

North Penn Bancorp, Inc.

Recent Financial Data

	At March 31, 2007		At June 30, 2007
	Amount	% of Assets	Amount	% of Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Assets	$121,226	100.00%	$119,498	100.00%
Cash and cash equivalents	2,819	2.33%	3,123	2.61%
Investment securities - HTM	—	0.00%	—	0.00%
Investment securities - AFS	13,948	11.51%	13,573	11.36%
Equity Securities	1,165	0.96%	1,239	1.04%
Loans receivable (net)	95,525	78.80%	93,621	78.35%
Deposits	86,829	71.63%	84,786	70.95%
FHLB advances	20,451	16.87%	20,660	17.29%
Equity	$13,139	10.84%	$13,120	10.98%

	12 Months Ended March 31, 2007		12 Months Ended June 30, 2007
	Amount	% of Avg. Assets	Amount	% of Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest Income	$7,294	6.45%	$7,452	6.36%
Interest Expense	(3,795)	3.36%	(3,908)	-3.34%

Net Interest Income	$3,499	2.78%	$3,544	3.02%
Provision for Loan Losses	(120)	-0.11%	(120)	-0.10%

Net Interest Income after Provisions	$3,379	2.99%	$3,424	2.92%
Other Operating Income	303	0.27%	313	0.27%
Operating Expense	(3,405)	-3.01%	(3,444)	-2.94%

Net Operating Income	277	0.25%	293	0.25%
Net Non-Operating Income	57	0.05%	142	0.12%
Net Income Before Tax	334	0.30%	435	0.37%
Income Taxes	(70)	-0.06%	(120)	-0.10%

Net Income (Loss)	264	0.23%	$315	0.27%
Core Net Income (Loss)	$230	0.20%	$231	0.20%

Source: North Penn Bancorp’s audited and unaudited financial statements and RP Financial calculations.

Board of Directors

July 20, 2007

Equity

Total equity did not change materially over the three months ended June 30, 2007, and equaled $13.1 million, or 11.0% of total assets. As discussed above, the limited change in equity resulted from a downward adjustment on the valuation of the AFS securities portfolio and the payment of cash dividends, which offset the level of interim earnings reported during the quarter.

Income and Expense Trends

The Company’s earnings increased relative to the level reflect in our Original Appraisal, owing to a higher level of gains on sale. In contrast, core earnings remained unchanged based on updated financial data as all key elements of core earnings were relatively stable. Details with respect to changes in the Company’s earnings are more fully explained below.

Net Interest Income

The Company’s net interest income increased slightly, as the level of interest income outstripped the growth of interest expense. For the 12 months ended June 30, 2007, the Company’s net interest income totaled $3.544 million (3.02% of average assets), which reflects a slight increase from a level of $3.499 million (2.78% of average assets), reported for the 12 months ended March 31, 2007.

Loan Loss Provisions

Provision for loan losses were unchanged and equaled $120,000, or 0.10% of average assets for the twelve months ended June 30, 2007. Provisions for loan losses have typically been limited reflecting the Company’s relatively strong asset quality historically and the secured nature of the loan portfolio.

Non-Interest Income

Non-interest income for the most recent 12 months remained substantially unchanged relative to the level reported in the Original Appraisal, and totaled $313,000, equal to 0.27% of average assets. The Company’s non-interest income is generated from several sources, including the investment in BOLI, and from the core deposit base, in the form of various fees and charges on deposit accounts and transactions. A smaller portion of this income is obtained from other financial services including debit card interchange income and safe deposit box rentals.

Operating Expenses

The Company’s operating expenses have increased in recent years due to asset growth, emphasis in commercial lending, as well as de novo branching in fiscal 2005. In particular, cost increases have been associated with expanded commercial lending activities and the need to maintain compensation levels in line with the market in a highly competitive banking environment. Similarly, increasing benefit costs including the expense of the stock-based benefit plans and other employee benefits have also been a factor in increasing compensation costs. Trailing twelve month operating expenses increased slightly based on updated financial data and totaled $3.4 million, or 2.94% of average assets.

Board of Directors

July 20, 2007

Operating expenses are expected to increase on a post-offering basis as a result of the expense of the stock-related benefit plans, as well as to the planned balance sheet growth initiatives which are currently underway. At the same time, potential balance sheet growth and reinvestment of the offering proceeds should offset at least a portion of the anticipated expense increase.

Taxes

The Company’s tax rate approximated 27.59% for the 12 months ended June 30, 2007, in comparison to the 20.96% effective tax rate for the 12 months ended March 31, 2007.

Efficiency Ratio

The Company’s efficiency ratio improved slightly, from 89.56% for the 12 months ended March 31, 2007, to 89.29% for the 12 months ended June 30, 2007. On a post-Offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit may be offset by the increased expense of the stock benefit plans.

2.	Peer Group Financial Comparisons

Tables 2 and 3 present the most updated financial characteristics and operating results available for Company, the Peer Group and all publicly-traded savings institutions. The Peer Group includes the same ten institutions comprising the Peer Group in our Original Appraisal.

Financial Condition

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Company’s interest-earning asset composition continued to reflect a modestly higher level of loans (78.4% of assets for the Company versus 61.4% for the Peer Group on average) and a lower level of cash, MBS and investments (14.6% for the Company versus 33.9% for the Peer Group). The Company’s funding composition continued to rely more heavily on deposits and less heavily on borrowed funds relative to the Peer Group based on deposits/assets ratios of 71.0% and 67.0%, respectively, and borrowings/assets ratios of 17.3% and 18.9%, respectively.

The Company’s net worth ratio of 11.0% of assets continues to fall between the Peer Group median and average ratio of 12.4% and 8.8%, respectively, even before the completion of the Offering. The Company’s pro forma tangible capital position will increase with the addition of stock proceeds. The increase in North Penn’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that may be realized through leverage and lower funding costs. At the same time, the Company’s higher pro forma capitalization will also result in a lower return on equity. Both the Company’s and the Peer

Board of Directors

July 20, 2007

Table 2

Balance Sheet Composition and Growth Rates

North Penn Bancorp, Inc. and the Comparable Group

As of March 31, 2007

		Balance Sheet as a Percent of Assets
		Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref. Stock
North Penn Bancorp, Inc.
June 30, 2007		2.6%	12.4%	78.4%	71.0%	17.3%	0.0%	11.0%	0.0%	11.0%	0.0%
All Public Companies
Averages		4.6%	19.9%	69.9%	69.0%	17.0%	0.7%	12.1%	1.1%	11.0%	0.0%
Medians		3.2%	17.8%	70.2%	70.5%	15.4%	0.0%	10.6%	0.2%	9.0%	0.0%
State of PA
Averages		5.1%	32.3%	57.1%	65.7%	21.7%	1.0%	10.5%	1.5%	9.0%	0.0%
Medians		3.1%	27.6%	61.8%	66.7%	18.4%	0.0%	10.2%	0.4%	6.7%	0.0%
Comparable Group
Averages		2.7%	31.2%	61.4%	67.0%	18.9%	0.6%	12.5%	0.2%	12.4%	0.0%
Medians		2.1%	30.4%	62.3%	69.4%	15.5%	0.0%	9.2%	0.0%	8.8%	0.0%
Comparable Group
ABNJ	American Bancorp of NJ	5.9%	12.6%	76.4%	71.5%	7.7%	0.0%	19.6%	0.0%	19.6%	0.0%
ESBK	Elmira Svgs Bank, FSB of NY	1.6%	32.7%	62.2%	77.9%	15.0%	0.0%	6.6%	0.1%	6.5%	0.0%
FSBI	Fidelity Bancorp, Inc. of PA	1.2%	33.3%	62.4%	58.2%	33.1%	1.4%	6.3%	0.4%	6.0%	0.0%
FKFS	First Keystone Fin., Inc of PA	6.6%	28.0%	59.8%	69.7%	18.1%	4.1%	6.7%	0.0%	6.7%	0.0%
MFLR	Mayflower Co-Op. Bank of MA(1)	2.8%	35.2%	57.1%	82.2%	9.1%	0.0%	8.1%	0.0%	8.1%	0.0%
NEBS	New England Bnchrs Inc. of CT(1)(3)	3.6%	21.3%	70.2%	62.7%	15.6%	0.0%	20.6%	0.6%	20.0%	0.0%
ROME	Rome Bancorp, Inc. of Rome NY	2.6%	2.2%	88.1%	65.5%	7.7%	0.0%	25.1%	0.0%	25.1%	0.0%
THRD	TF Fin. Corp. of Newtown PA	1.5%	18.5%	75.1%	73.3%	15.3%	0.0%	10.2%	0.7%	9.5%	0.0%
WVFC	WVS Financial Corp. of PA	0.5%	82.6%	15.5%	40.1%	50.8%	0.0%	7.9%	0.0%	7.9%	0.0%
WSB	Washington SB, FSB of Bowie MD(1)	1.0%	45.7%	47.3%	69.0%	16.4%	0.0%	14.2%	0.0%	14.2%	0.0%

		Balance Sheet Annual Growth Rates							Regulatory Capital
		Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. & Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg. Cap.
North Penn Bancorp, Inc.
June 30, 2007		2.35%	-9.20%	4.81%	3.09%	30.17%	2.92%	2.92%	9.49%	9.49%	13.48%
All Public Companies
Averages		5.45%	-1.00%	8.58%	6.81%	-3.47%	4.36%	3.51%	10.81%	10.57%	17.52%
Medians		4.76%	-3.30%	7.23%	5.27%	-3.84%	3.81%	3.19%	9.37%	9.18%	14.55%
State of PA
Averages		2.36%	-4.27%	8.42%	6.52%	-8.35%	11.11%	9.18%	10.87%	9.28%	18.65%
Medians		1.56%	-4.27%	7.83%	4.04%	-6.97%	5.50%	5.50%	9.66%	8.42%	15.37%
Comparable Group
Averages		0.13%	-13.52%	6.62%	3.39%	-0.96%	3.42%	3.66%	13.48%	11.80%	20.83%
Medians		0.17%	-8.76%	7.02%	3.18%	-6.16%	5.54%	5.54%	14.56%	9.33%	24.40%
Comparable Group
ABNJ	American Bancorp of NJ	7.37%	-19.15%	13.67%	20.35%	-18.63%	-15.37%	-15.37%	15.62%	15.62%	27.18%
ESBK	Elmira Svgs Bank, FSB of NY	12.39%	11.95%	13.86%	21.41%	-16.74%	7.98%	8.57%	6.68%	6.68%	11.42%
FSBI	Fidelity Bancorp, Inc. of PA	2.64%	-14.23%	15.82%	6.01%	-2.74%	9.76%	10.55%	NA	7.42%	12.66%
FKFS	First Keystone Fin., Inc of PA	0.42%	-0.07%	1.77%	0.32%	-6.16%	27.10%	27.10%	9.31%	9.33%	15.35%
MFLR	Mayflower Co-Op. Bank of MA(1)	-0.09%	-3.30%	0.36%	-0.07%	-3.92%	3.46%	3.55%	NA	NA	NA
NEBS	New England Bnchrs Inc. of CT(1)(3)	9.68%	-38.18%	41.49%	3.47%	65.39%	0.31%	0.48%	NA	NA	25.88%
ROME	Rome Bancorp, Inc. of Rome NY	-3.30%	-70.76%	5.52%	-3.62%	NM	-18.86%	-18.86%	21.23%	21.23%	28.90%
THRD	TF Fin. Corp. of Newtown PA	-1.69%	-1.36%	-2.24%	4.40%	-27.30%	8.74%	9.53%	NA	NA	16.29%
WVFC	WVS Financial Corp. of PA	-13.44%	-16.69%	8.52%	2.88%	-25.53%	5.50%	5.50%	NA	7.79%	24.40%
WSB	Washington SB, FSB of Bowie MD(1)	-12.68%	16.57%	-32.59%	-21.23%	27.01%	5.57%	5.57%	14.56%	14.56%	25.41%

(1)	Financial information is as of or for the 12 months ended December 31, 2006.

Source:

Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2007 by RP® Financial, LC.

Board of Directors

July 20, 2007

Table 3

Income as Percent of Average Assets and Yields, Costs, Spreads

North Penn Bancorp, Inc. and Comparables

For the 12 Months Ended March 31, 2007

			Net Interest Income					Other Income
		Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income
North Penn Bancorp, Inc.
June 30, 2007		0.27%	6.36%	3.34%	3.02%	0.10%	2.92%	0.00%	0.00%	0.27%	0.27%

All Public Companies
Averages		0.55%	5.76%	3.00%	2.76%	0.09%	2.66%	0.03%	0.00%	0.63%	0.65%
Medians		0.57%	5.69%	3.00%	2.73%	0.07%	2.65%	0.00%	0.00%	0.50%	0.51%

State of PA
Averages		0.52%	5.36%	3.07%	2.29%	0.05%	2.24%	0.01%	0.00%	0.48%	0.48%
Medians		0.57%	5.33%	2.98%	2.20%	0.04%	2.13%	0.00%	0.00%	0.40%	0.43%

Comparable Group
Averages		0.60%	5.70%	2.80%	2.90%	0.03%	2.86%	0.03%	0.01%	0.39%	0.43%
Medians		0.51%	5.67%	2.75%	2.89%	0.04%	2.91%	0.00%	0.00%	0.41%	0.44%

Comparable Group
ABNJ	American Bancorp of NJ	0.24%	5.14%	2.67%	2.47%	0.09%	2.38%	0.00%	0.00%	0.24%	0.24%
ESBK	Elmira Svgs Bank, FSB of NY	0.47%	5.61%	2.85%	2.76%	-0.09%	2.85%	0.00%	0.00%	0.53%	0.53%
FSBI	Fidelity Bancorp, Inc. of PA	0.57%	5.49%	3.58%	1.91%	0.11%	1.80%	0.04%	-0.02%	0.45%	0.46%
FKFS	First Keystone Fin., Inc of PA	0.16%	5.47%	3.46%	2.02%	0.16%	1.86%	0.00%	-0.02%	0.66%	0.64%
MFLR	Mayflower Co-Op. Bank of MA(1)	0.46%	5.48%	2.46%	3.01%	0.05%	2.96%	0.07%	0.00%	0.36%	0.43%
NEBS	New England Bnchrs Inc. of CT(1)(3)	0.38%	5.73%	2.24%	3.49%	0.09%	3.40%	0.00%	0.00%	0.35%	0.35%
ROME	Rome Bancorp, Inc. of Rome NY	1.12%	5.76%	1.25%	4.51%	0.01%	4.50%	0.00%	0.00%	0.65%	0.65%
THRD	TF Fin. Corp. of Newtown PA	0.85%	5.75%	2.48%	3.27%	0.01%	3.26%	0.00%	0.00%	0.50%	0.51%
WVFC	WVS Financial Corp. of PA(3)	0.95%	6.00%	3.83%	2.16%	0.03%	2.13%	0.00%	0.00%	0.15%	0.15%
WSB	Washington SB, FSB of Bowie MD(1)	0.80%	6.55%	3.19%	3.36%	-0.07%	3.43%	0.19%	0.11%	0.02%	0.33%

		G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
		G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread (3)	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
North Penn Bancorp, Inc.
June 30, 2007		2.94%	0.00%	0.12%	0.00%	6.79%	3.96%	2.83%	$3,064	27.59%

All Public Companies
Averages		2.51%	0.03%	0.03%	0.00%	6.12%	3.47%	2.65%	$5,615	32.22%
Medians		2.47%	0.00%	0.01%	0.00%	6.03%	3.47%	2.73%	$4,491	32.83%

State of PA
Averages		1.98%	0.03%	-0.03%	0.00%	5.79%	3.53%	2.26%	$5,653	26.04%
Medians		1.85%	0.00%	0.00%	0.00%	5.78%	3.51%	2.10%	$5,114	27.27%

Comparable Group
Averages		2.43%	0.01%	0.00%	0.01%	5.96%	3.22%	2.74%	$4,986	30.83%
Medians		2.55%	0.01%	0.01%	0.00%	5.94%	3.30%	2.92%	$4,339	34.44%

Comparable Group
ABNJ	American Bancorp of NJ	2.25%	0.00%	0.00%	0.00%	5.36%	3.52%	1.84%	$7,593	35.84%
ESBK	Elmira Svgs Bank, FSB of NY	2.49%	0.03%	-0.23%	0.00%	5.87%	3.07%	2.80%	$4,179	25.13%
FSBI	Fidelity Bancorp, Inc. of PA	1.70%	0.01%	0.07%	0.06%	5.67%	3.85%	1.82%	$4,988	18.58%
FKFS	First Keystone Fin., Inc of PA	2.47%	0.00%	-0.06%	0.00%	5.84%	3.72%	2.12%	$4,499	NM
MFLR	Mayflower Co-Op. Bank of MA(1)	2.73%	0.01%	0.06%	0.00%	5.72%	2.69%	3.03%	NM	35.16%
NEBS	New England Bnchrs Inc. of CT(1)(3)	3.16%	0.03%	0.01%	0.00%	6.03%	2.88%	3.16%	NM	NM
ROME	Rome Bancorp, Inc. of Rome NY	3.44%	0.00%	0.01%	0.00%	6.14%	1.76%	4.38%	$3,029	34.61%
THRD	TF Fin. Corp. of Newtown PA	2.61%	0.01%	0.03%	0.00%	6.03%	2.79%	3.24%	$3,501	28.05%
WVFC	WVS Financial Corp. of PA(3)	0.82%	0.00%	0.00%	0.00%	6.08%	4.19%	1.88%	$9,064	35.03%
WSB	Washington SB, FSB of Bowie MD(1)	2.67%	0.00%	0.13%	0.00%	6.85%	3.69%	3.15%	$3,032	34.26%

(1)	Financial information is as of or for the 12 months ended December 31, 2006.
(2)	Income and expense information has been annualized from available information.
(3)	For Peer Group companies, the median yield-cost spread is the result of the value of the spread on an individual basis and not the result of the median yield on assets less the median cost of funds.

Source:

Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2007 by RP® Financial, LC.

Board of Directors

July 20, 2007

Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements.

The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the most recent 12 month period available for the Company and the Peer Group. The Company’s asset growth remained above the Peer Group average but diminished relative to the comparatively strong growth rates reflected in the Original Appraisal. Specifically, asset growth of 2.35% for the Company only modestly exceeded the Peer Group average of 0.13%, while loan growth diminished for the Company to equal a positive 4.81% rate, below the average growth rate of 6.62% for the Peer Group. Deposit growth continued to compare closely relative to the Peer Group average as the Company increasingly relied on borrowings in comparison to the Peer Group.

The Company’s equity increased by 2.92% while the Peer Group’s equity also increased modestly by 3.42%. The modest growth rate of capital for both the Bank and the Peer Group is the result of their modest earnings levels and the adoption of dividend and capital management strategies by both the Company and the Peer Group. On a post-offering basis, the Company’s capital growth rate is expected to remain comparatively modest as the benefit of reinvestment of the Offering proceeds may be offset by potential share repurchases, the payment of dividends and as expenses may likely increase reflecting the impact of the expanded stock benefit plans.

Income and Expense Trends

North Penn and the Peer Group reported net income to average assets ratios of 0.27% and 0.60%, respectively, based on updated financial data. The Company’s lower ROA continues to be the result of its high operating expense ratio and more modest non-interest fee income, which were only partially offset by its slightly higher ratio of net interest income to average assets.

The Company’s net interest income ratio of 3.02% of average assets remained higher than the Peer Group average of 2.90% reflecting its higher asset yields, the benefit of which was partially offset by its higher funding costs. In this regard, the Company’s higher yielding loan portfolio continues to support asset yields but its funding composition heavily weighted towards CDs lends an upward bias to its overall funding costs.

Non-interest operating income continued to be a lower contributor to North Penn’s earnings relative to the Peer Group, at 0.27% and 0.43%, respectively. As discussed in the Original Appraisal, the limited level of non-interest fee income is reflective of competitive conditions which have limited the Company’s ability to expand fee income and the mortgage lending emphasis for both the Company and the Peer Group which inhibits fee income generation.

The Company’s operating expense ratio remains above the Peer Group average (2.94% of average assets for the Company versus 2.43% of average assets for the Peer Group). As discussed in the Original Appraisal, the Company’s higher overhead cost structure reflects its relatively small size and the operating costs associated with operating with five full service banking offices (average branch size of $17.4 million based on March 31, 2007 deposit balances).

Board of Directors

July 20, 2007

The Company’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 89.3% remains less favorable than the Peer Group’s ratio of 73.0%. On a post-offering basis, the Company’s efficiency ratio may improve marginally with the reinvestment of the offering proceeds. Thus, the Company’s efficiency ratio is expected to remain at an advantage.

While loan loss provisions for the Company and the Peer Group were limited, the Company’s ratio remained less favorable at 0.10%, versus 0.03% of average assets for the Peer Group.

Non-operating income increased for North Penn, to 0.12% of average assets, versus a negligible level for the Peer Group on average.

The Company’s effective tax rate for the last 12 months of 27.59% remains modestly lower than the Peer Group average of 30.83%. The Company expects that its effective tax rate will continue to approximate the recent historical level in fiscal 2007, and thus may continue to be modestly below the Peer Group average.

3.	Stock Market Conditions

Since the date of the Original Appraisal, the broader stock market has trended higher. Stocks eased lower in late-May, reflecting profit taking and concerns about a pullback in China’s stock market. Inflation worries and higher rates pushed stocks lower in early-June, while a strong retail sales report for May triggered a rebound in the stock market in mid-June. Stocks generally traded lower in the second half in June on continued inflation concerns, as well as higher oil prices and concerns about weakness in the housing market. However, the broader stock market showed a positive trend at the start of third quarter of 2007, with the DJIA closing at several record highs in early- and mid-July. The DJIA experienced a degree of volatility, as the DJIA reached a low of 13,267 on June 7, 2007, followed by a general rising trend. In addition, the DJIA increased by approximately 284 points on July 12, 2007, the highest one-day increase in four years. A positive report on manufacturing activity in June, healthy job growth reflected in the June employment report and merger news contributed to the stock market rally. On July 20, 2007, the DJIA closed at 13851.08 or 2.17% higher since the date of the Original Appraisal and the NASDAQ closed at 2687.6 or 5.05% higher since the date of the Original Appraisal. The S&P 500 Index closed at 1534.1 or 0.75% higher since the date of the Original Appraisal.

Overall, thrift issues have not matched the performance of the broader stock market since the date of the Original Appraisal having declined in value. Merger news provided a boost to thrift stocks heading into late-May, but the gains were not sustained as thrift stocks traded lower on news of stronger than expected economic data and higher interest rates. A favorable employment report for May boosted thrift stocks at the start of June, which was followed by a general downturn in thrift stocks going into mid-June on higher interest rates. Higher interest rates and lackluster housing data furthered the downward trend in thrift stocks during the second

Board of Directors

July 20, 2007

half of June. The thrift sector continued to struggle at the beginning of the third quarter of 2007 on earnings worries and the widening meltdown in the subprime market as Standard & Poor and Moody’s announced plans to downgrade backed by subprime mortgages. On July 20, 2007, the SNL Index for all publicly-traded thrifts closed at 1587.8, a decrease of 7.5% since the date of the Original Appraisal.

The updated pricing measures for the Peer Group and for all publicly traded thrifts generally showed noticeable changes since the Original Appraisal date. The Peer Group’s updated price/book and price/tangible book ratios, and price/earnings and price/core earnings multiples decreased due to overall lower stock prices (since the date of the Original Appraisal, nine of the ten Peer Group companies were trading at prices at or below their prices as of July 20, 2007 with a median stock price decline of 6.0%). Specifically, the earnings-based pricing measures decreased in a range of 2% while the book value based pricing measures decreased in a range of 4%. The pricing ratios of all publicly-traded thrifts also recorded notable declines in terms of the price/book and price/tangible book value ratios, while the industry-wide price/earnings and price/core earnings multiples remained relatively unchanged due to lower overall earnings. Specifically, the updated pricing measures for all publicly-traded thrifts changed by less than 1% on a P/E multiples basis, while the P/B and P/TB ratios declined in a range of 7% to 8%. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in Table 4, based on market prices as of May 18, 2007 and July 20, 2007.

Table 4

Average Pricing Characteristics

	At May 18,	At July 20,	Percent
	2007	2007	Change
Peer Group
Price/Earnings (x)	18.09x	17.75x	(1.9)%
Price/Core Earnings (x)	18.46	18.10	(2.0)
Price/Book (%)	124.63%	119.41%	(4.2)
Price/Tangible Book (%)	126.85	121.51	(4.2)
Price/Assets (%)	15.71	14.90	(5.2)
Change in Market Capitalization (1)
Average			(4.0)
Median			(6.0)
All Publicly-Traded Thrifts
Price/Earnings (x)	20.18x	20.19x	0.0%
Price/Core Earnings (x)	20.54	20.45	(0.4)
Price/Book (%)	142.65%	131.03%	(8.1)
Price/Tangible Book (%)	160.45	148.58	(7.4)
Price/Assets (%)	17.71	16.55	(6.5)
Other
SNL Thrift Index	1716.4	1587.8	(7.5)

(1)	Reflects average and median change as measured by each of the 10 companies on an individual basis.

Board of Directors

July 20, 2007

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

The market for recent conversions has pulled back along with the thrift sector in general, with fewer offerings being oversubscribed and typically reflecting only modest price appreciation in initial after market trading activity. As shown in Table 5, two standard conversions, one second-step conversion and three mutual holding company offerings were completed during the past three months. The second step conversions are considered to be more relevant for our analysis. The only second step conversion completed in the three months ended July 20, 2007, was by Abington Bancorp which represents a much larger transaction relative to the Company (larger from the standpoint of both total assets and pro forma market capitalization). Abington Bancorp of PA closed between the minimum and the midpoint of its offering range at a pro forma P/TB ratio of 102.9%, while the pro forma P/E multiple was 27.2 times – Abington Bancorp was trading below its IPO price (i.e., 5.3% below) as of July 20, 2007.

Other transactions completed over the last three months were two standard conversion offerings which are have many similarities to the second step conversion transaction that the Company is pursuing (i.e., both result in a fully converted stock company at the close of the transaction). The two standard conversion offerings were completed by Louisiana Bancorp, Inc. of Louisiana on July 10, 2007, and Quaint Oak Bancorp, Inc. of Pennsylvania on July 5, 2007. Louisiana Bancorp’s offering resulted in gross proceeds of $63.5 million, which was between the maximum and supermaximum of the offering range, while Quaint Oak Bancorp’s offering was in the range of the Company’s pro forma market capitalization (the offering closed at $13.9 million at the supermaximum of the offering range).

Louisiana Bancorp had pre-conversion assets of $216 million and a pre-conversion equity-to-assets ratio of 13.7%, while Quaint Oak Bancorp had pre-conversion assets of $61 million and a pre-conversion equity-to-assets ratio of 8.0%. The pro forma valuation and post-conversion trading of Louisiana Bancorp is also likely affected by its location in the New Orleans metropolitan area, which is still greatly affected by the aftermath of Hurricane Katrina. The average pro forma price/tangible book ratio at the closing value of these two offerings equaled 79.8% and the pro forma core price/earnings ratio at the closing value equaled 25.9 times. Louisiana Bancorp’s offering traded modestly higher in aftermarket trading (higher by 6.5%) while Quaint Oak Bancorp traded lower by 10% to $9.00 per share as of July 20, 2007.

Board of Directors

July 20, 2007

Table 5

Pricing Characteristics and After-Market Trends

Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to Charitable Found.		Insider Purchases
			Financial Info.		Asset Quality								% Off Incl. Fdn.
													Benefit Plans
Institution	Conver. Date	Ticker	Assets	Equity/ Assets	NPAs/ Assets	Res. Cov.	Gross Proc.	% Offered	% of Mid.	Exp./ Proc.	Form	% of Offering	ESOP	Recog. Plans	Stk Option	Mgmt.& Dirs.	Initial Dividend Yield
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(2)	(%)
Standard Conversions
Louisiana Bancorp, Inc., LA	7/10/07	LABC-NASDAQ	$216	13.74%	0.12%	852%	$63.5	100%	120%	2.3%	N.A.	N.A.	8.0%	4.0%	10.0%	3.4%	0.00%
Quaint Oak Bancorp, Inc., PA*(1)	7/5/07	QNTO-OTCBB	$61	7.96%	1.46%	64%	$13.9	100%	132%	4.0%	N.A.	N.A.	8.0%	4.0%	10.0%	6.1%	0.00%
Averages—Standard Conversions:			$139	10.85%	0.79%	458%	$38.7	100%	126%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%
Medians—Standard Conversions:			$139	10.85%	0.79%	458%	$38.7	100%	126%	3.1%	N.A.	N.A.	8.0%	4.0%	10.0%	4.8%	0.00%
Second Step Conversions
Abington Bancorp, Inc., PA*	6/28/07	ABBC-NASDAQ	$951	12.15%	0.25%	67%	$139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%
Averages—Second Step Conversions:			$951	12.15%	0.25%	67%	$139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%
Medians—Second Step Conversions:			$951	12.15%	0.25%	67%	$139.7	57%	87%	3.6%	N.A.	N.A.	7.5%	3.7%	9.3%	4.9%	1.50%
Mutual Holding Company Conversions
Benedicial Mutual Bancorp, Inc., PA*	7/16/07	BNCL-NASDAQ	$3,483	11.44%	0.50%	207%	$236.1	44%	132%	1.3%	C/S	500K/4.02%	8.8%	4.4%	11.1%	1.3%	0.00%
Hometown Bancorp, Inc., NY	6/29/07	HTWC-OTCBB	$124	7.04%	0.39%	167%	$10.7	45%	132%	6.5%	N.A.	N.A.	8.7%	4.4%	10.9%	4.2%	0.00%
TFS Financial Corporation, OH	4/23/07	TFSL-NASDAQ	$8,733	11.78%	1.12%	24%	$1,002.0	30%	132%	0.9%	C/S	5M/5.00%	12.4%	6.2%	15.5%	0.6%	0.00%
Averages—Mutual Holding Company Conversions:			$4,113	10.09%	0.67%	133%	$416.3	40%	132%	2.9%	NA	NA	10.0%	5.0%	12.5%	2.0%	0.00%
Medians—Mutual Holding Company Conversions:			$3,483	11.44%	0.50%	167%	$236.1	44%	132%	1.3%	NA	NA	8.8%	4.4%	11.1%	1.3%	0.00%
Averages—All Conversions:			$2,261	10.69%	0.64%	230%	$244.3	63%	123%	3.1%	NA	NA	8.9%	4.5%	11.1%	3.4%	0.25%
Medians—All Conversions:			$584	11.61%	0.45%	117%	$101.6	51%	132%	3.0%	NA	NA	8.4%	4.2%	10.4%	3.8%	0.00%

Institutional Information			Pro Forma Data							Post-IPO Pricing Trends
			Pricing Ratios(3)			Financial Charac.				Closing Price:
Institution	Conver. Date	Ticker	P/TB	Core P/E	P/A	Core ROA	TE/A	Core ROE	IPO Price	First Trading Day	% Change	After First Week(4)	% Change	After First Month(5)	% Change	Thru 7/20/07	% Change
			(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)
Standard Conversions
Louisiana Bancorp, Inc., LA	7/10/07	LABC-NASDAQ	75.5%	31.5x	23.5%	0.7%	31.1%	2.4%	$10.00	$10.95	9.5%	$10.40	4.0%	$10.65	6.5%	$10.65	6.5%
Quaint Oak Bancorp, Inc., PA*(1)	7/5/07	QNTO-OTCBB	84.1%	20.3x	19.1%	0.9%	22.3%	4.2%	$10.00	$9.80	-2.0%	$9.30	-7.0%	$9.00	-10.0%	$9.00	-10.0%
Averages—Standard Conversions:			79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.83	-1.8%	$9.83	-1.8%
Medians—Standard Conversions:			79.8%	25.9x	21.3%	0.8%	26.7%	3.3%	$10.00	$10.38	3.8%	$9.85	-1.5%	$9.83	-1.8%	$9.83	-1.8%
Second Step Conversions
Abington Bancorp, Inc., PA*	6/28/07	ABBC-NASDAQ	102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.47	-5.3%	$9.47	-5.3%
Averages—Second Step Conversions:			102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.47	-5.3%	$9.47	-5.3%
Medians—Second Step Conversions:			102.9%	27.2x	22.8%	0.8%	22.1%	3.8%	$10.00	$9.60	-4.0%	$9.84	-1.6%	$9.47	-5.3%	$9.47	-5.3%
Mutual Holding Company Conversions
Benedicial Mutual Bancorp, Inc., PA*	7/16/07	BNCL-NASDAQ	97.6%	44.9x	20.2%	0.3%	12.2%	2.0%	$10.00	$9.21	-7.9%	$9.32	-6.8%	$9.32	-6.8%	$9.32	-6.8%
Hometown Bancorp, Inc., NY	6/29/07	HTWC-OTCBB	82.6%	23.9x	16.6%	0.7%	13.1%	4.9%	$10.00	$10.00	0.0%	$10.00	0.0%	$9.40	-6.0%	$9.40	-6.0%
TFS Financial Corporation, OH	4/23/07	TFSL-NASDAQ	86.7%	27.5x	28.8%	0.5%	19.3%	2.7%	$10.00	$11.79	17.9%	$11.72	17.2%	$12.33	23.3%	$11.85	18.5%
Averages—Mutual Holding Company Conversions:			88.9%	32.1x	21.9%	0.5%	14.9%	3.2%	$10.00	$10.33	3.3%	$10.35	3.5%	$10.35	3.5%	$10.19	1.9%
Medians—Mutual Holding Company Conversions:			86.7%	27.5x	20.2%	0.5%	13.1%	2.7%	$10.00	$10.00	0.0%	$10.00	0.0%	$9.40	-6.0%	$9.40	-6.0%
Averages—All Conversions:			88.2%	29.2x	21.8%	0.7%	20.0%	3.3%	$10.00	$10.23	2.3%	$10.10	1.0%	$10.03	0.3%	$9.95	-0.5%
Medians—All Conversions:			85.4%	27.4x	21.5%	0.7%	20.7%	3.2%	$10.00	$9.90	-1.0%	$9.92	-0.8%	$9.44	-5.7%	$9.44	-5.7%

Note: *—Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. “NT”—Not Traded; “NA”—Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.	(5) Latest price if offering is more than one week but less than one month old.	(9) Former credit union.
(2) As a percent of MHC offering for MHC transactions.	(6) Mutual holding company pro forma data on full conversion basis.
(3) Does not take into account the adoption of SOP 93-6.	(7) Simultaneously completed acquisition of another financial institution.
(4) Latest price if offering is less than one week old.	(8) Simultaneously converted to a commercial bank charter.		#	######

Board of Directors

July 20, 2007

In addition to these recent transactions, we have considered ESSA Bancorp’s current pricing since like North Penn, it operates in northeast Pennsylvania. ESSA Bancorp completed its standard conversion offering just outside of the most recent three month period on April 4, 2007 at pro forma P/TB of 86.9% and a P/E multiple of 28.8 times earnings. As of July 20, 2007, ESSA Bancorp was trading at a price of $10.99 per share, which is 9.9% above its IPO price and at a 95.5% P/TB ratio.

A summary of the current market pricing of these recent conversions as well as ESSA Bancorp is shown in the schedule below.

	Conversion				Price as of July 20, 2007	Change From IPO	P/TB as of July 20, 2007
Institution	ST.	Date	Ticker	Assets
				($Mil)	($)	(%)	(%)
Second Step Transactions
Abington Bancorp, Inc.	PA	6/28/07	ABBCD	$951	$9.47	-5.3%	97.40%

Standard Conversion Transactions
Quaint Oak Bancorp	PA	7/5/07	QNTO	$61	$9.00	-10.0%	75.70%
Louisiana Bancorp	LA	7/10/07	LABC	$216	$10.65	6.5%	80.40%
ESSA Bancorp, Inc.	PA	4/4/07	ESSA	$907	$10.99	9.9%	95.50%

Average						0.28%	87.25%
Median						0.60%	87.95%

Valuation Approaches

In applying the pro forma market value approach to valuation promulgated by the federal and state regulatory agencies, we considered the three key pricing ratios in valuing North Penn’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in North Penn’s prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions, and foundation contribution (summarized in Exhibits 2 and 3). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Original Appraisal.

In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment for financial condition or earnings prospects were necessary, as the relationship of these parameters relative to the Peer Group remain relatively unchanged based on updated financial data for both. Most of the other valuation adjustments

Board of Directors

July 20, 2007

relative to the Peer Group were unchanged including the parameters concerning asset growth, primary market area, dividends, liquidity, management and effect of government regulation and regulatory reform.

The most significant new information that would lead us to a different conclusion other than that reached in our Original Appraisal pertains to the deterioration in the thrift stock market as reflected in the market for thrift stock and the performance in the new issue market. Specifically, the Peer Group’s earnings multiples are down in the range of 2% while the P/B and P/TB ratios have diminished by 4.2%. Likewise, the pricing ratios of all publicly traded thrifts have diminished since the date of the Original Appraisal while the SNL Thrift Index has declined by 7.5%. The new issue market has also weakened as offerings such as Abington Bancorp’s second step stock offering closed near the minimum of the offering range and traded down in aftermarket trading. Additionally, recent offerings mutual holding company offerings by Beneficial Mutual Bancorp of PA and Hometown Bancorp of NY as well as Quaint Oak Bancorp’s standard conversion offering traded lower in aftermarket trading. Taking the foregoing into account, we have revised the Marketing of the Issue valuation parameter to a “Slight Downward” adjustment in this updated valuation from “No Adjustment” in our Original Appraisal.

Valuation Adjustment
Key Valuation Parameters:	Original Appraisal	Updated Appraisal
Financial Condition	Slight Upward	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Downward	Slight Downward
Asset Growth	Slight Upward	Slight Upward
Primary Market Area	Slight Downward	Slight Downward
Dividends	No Adjustment	No Adjustment
Liquidity of the Shares	Slight Downward	Slight Downward
Marketing of the Issue	No Adjustment	Slight Downward
Management	No Adjustment	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment	No Adjustment

Based on the application of the three valuation approaches, incorporating the relative peer group valuation adjustments above and taking into consideration the change in the Marketing of the Issue valuation parameter from “No Adjustment” in the Original Appraisal to a “Slight Downward” valuation adjustment in this updated appraisal, RP Financial concluded that, as of July 20, 2007, the aggregate pro forma market value of North Penn’s conversion stock was $18,607,430 at the midpoint, equal to 1,860,743 shares at $10.00 per share. The midpoint and resulting valuation range is based on the sale of a 53.74% ownership interest to the public, which provides for a $10.0 million public offering at the midpoint value. The valuation reflects a 9.1% decrease relative to the midpoint pro forma value established in the Original Appraisal. In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal. These are discussed below.

Board of Directors

July 20, 2007

P/E Approach. The application of the P/E valuation method requires calculating North Penn’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In examining the valuation earnings base for the Company, we considered the reported trailing 12 months through June 30, 2007, as well as the core earnings base excluding non-recurring earnings. Specifically, in deriving the Company’s core earnings, we adjusted reported earnings of $315,000 for net gains on the sale of REO, investment securities and loans of $142,000 and the related tax impact. Thus, as shown below, the Company’s core earnings were calculated to equal $231,000.

Amount
($000)
Trailing 12 Month Net Income (06/30/07)	$315
Plus: Gains on Sale of REO, Investments and Loans	(142)
Tax Effect (1)	58

Core Earnings Estimate	$231

(1)	Reflects a 41% tax rate on adjustments consistent with the average tax rate for the most recent 12 months.

Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the updated midpoint value of $18.6 million equaled 44.40 times and 55.53 times, respectively. The P/E premium relative to the Peer Group based on reported earnings decreased from 197.5% at the midpoint to 150.1% in this Update while the P/E premium relative to the Peer Group based on core earnings diminished to 206.8%, versus a 220.3% premium at the midpoint. In evaluating the appropriateness of the earnings multiples in the updated valuation, RP Financial considered the indicated discounts pursuant to the book value approach.

P/B Approach. The application of the P/B valuation method requires calculating North Penn’s pro forma market value by applying a valuation P/B ratio to the Company’s pro forma book value. As before, we also examine the price/tangible book ratio (“P/TB”), adjusting for the impact of intangible assets for the Peer Group. Based on the $18.6 million updated midpoint valuation, North Penn’s pro forma P/B and P/TB ratios have decreased to 87.28% which represents a 5.3% reduction relative to the midpoint P/TB ratio of 92.12% in the Original Appraisal. Accordingly, the P/TB discount relative to the Peer Group has increased modestly from 27.4% in the Original Appraisal to 28.2% in this updated appraisal. However, we believe that the modestly greater discounted is warranted by recent trends in the thrift stock market generally and the new issue market specifically, as reflected in the “Slight Downward” adjustment applied for the Marketing of the Issue valuation parameter herein.

P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the updated midpoint of the valuation range, North Penn’s value equaled 14.57% of pro forma

Board of Directors

July 20, 2007

assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 14.90%, which implies a discount of 2.2% has been applied to the Company’s pro forma P/A ratio – the P/A ratios were at parity at the midpoint of our Original Appraisal.

Trading of North Penn Stock. As of the date of the Original Appraisal (May 18, 2007) stock price of $14.75 per share and the 1,448,430 shares of North Penn stock outstanding, the Company’s implied market value of $21.4 million was considered in the valuation process. However, since the conversion. After filing of the prospectus and the Original Appraisal, North Penn’s stock price decreased to $13.75 per share as of July 20, 2007, resulting in an implied market value of $19.9 million, which is between the midpoint and the maximum of the updated valuation range. We will continue to evaluate the trading price during the period prior to closing and may give more weight to the stock price in the future as an indicator of market interest. At the same time, the speculation in market price prior to closing is no substitute to the fundamental valuation methodology set forth in the valuation guidelines.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of July 20, 2007, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC’s ownership interest to the public shareholders was $18,607,430 at the midpoint. Based on this valuation and the approximate 53.74% ownership interest being sold in the public offering, the midpoint value of the Company’s stock offering is $10,000,000, equal to 1,000,000 shares at a per share value of $10.00. This updated valuation reflects a 9.1% decrease relative to the valuation conclusion set forth in the Original Appraisal. The resulting range of value pursuant to regulatory guidelines and the corresponding number of shares based on the Board approved $10.00 per share offering price is set forth below. The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares of North Penn stock as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate percentage ownership in North Penn equal to 46.26% as of June 30, 2007. The exchange ratio to be received by the existing minority shareholders of North Penn will be determined at the end of the offering, based on the total number of shares sold in the subscription and community offerings. Based upon this calculation, and the valuation conclusion and offering range concluded above, the exchange ratio would be vary within the range as noted in the schedule below. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Board of Directors

July 20, 2007

	Total Shares	Offering Shares	Exchange Shares Issued to the Public Shareholders	Exchange Ratio
Shares				(x	)
Supermaximum	2,460,832	1,322,500	1,138,332	1.6990
Maximum	2,139,854	1,150,000	989,854	1.4774
Midpoint	1,860,743	1,000,000	860,743	1.2847
Minimum	1,581,631	850,000	731,631	1.0920

Distribution of Shares
Supermaximum	100.00%	53.74%	46.26%
Maximum	100.00%	53.74%	46.26%
Midpoint	100.00%	53.74%	46.26%
Minimum	100.00%	53.74%	46.26%

Aggregate Market Value(1)
Supermaximum	$24,608,320	$13,225,000	$11,383,320
Maximum	21,398,540	11,500,000	9,898,540
Midpoint	18,607,430	10,000,000	8,607,430
Minimum	15,816,310	8,500,000	7,316,310

(1)	Based on offering price of $ 10.00 per share.

Respectfully submitted,

RP® FINANCIAL, LC.

James P. Hennessey
Senior Vice President

Board of Directors

July 20, 2007

Table 6

Public Market Pricing

North Penn Bancorp, Inc.

As of July 20, 2007

		Market Capitalization		Per Share Data		Pricing Ratios(3)
				Core 12Month EPS(2)	Book Value/ Share
		Price/ Share(1)	Market Value
						P/E	P/B	P/A	P/TB	P/Core
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)
North Penn Bancorp, Inc.
Superrange		$10.00	$24.61	$0.19	$9.82	53.70x	101.87%	18.85%	101.87%	65.75x
Maximum		$10.00	$21.40	$0.20	$10.58	48.93x	94.52%	16.59%	94.52%	60.57x
Midpoint		$10.00	$18.61	$0.23	$11.46	44.40x	87.28%	14.57%	87.28%	55.53x
Minimum		$10.00	$15.82	$0.25	$12.64	39.45x	79.09%	12.52%	79.09%	49.91x
All Public Companies(7)
Averages		$16.80	$405.09	$0.79	$13.40	20.19x	131.03%	16.55%	148.58%	20.45x
Medians		14.00	99.41	0.50	11.32	17.73x	124.30%	13.86%	139.26%	18.56x
All Non-MHC State of PA(7)
Averages		$16.97	$972.09	$0.99	$14.78	17.25	112.02%	11.81%	152.04%	18.57x
Medians		$16.10	$146.46	$0.81	$13.33	16.04	113.65%	10.80%	133.05%	16.03x
Comparable Group Averages
Averages		$15.60	$62.46	$0.81	$12.89	17.75x	119.41%	14.90%	121.51%	18.10x
Medians		$14.15	$53.52	$0.46	$11.95	15.65x	123.95%	11.69%	123.95%	16.03x
Comparable Group
ABNJ	American Bancorp of NJ	$10.36	$129.18	$0.10	$8.73	NM	118.67%	23.31%	118.67%	NM
ESBK	Elmira Svgs Bank, FSB of NY	$22.00	$31.92	$1.54	$17.09	18.97	128.73%	8.49%	129.87%	14.29x
FSBI	Fidelity Bancorp, Inc. of PA	$16.75	$50.08	$1.13	$15.45	12.14	108.41%	6.88%	115.28%	14.82x
FKFS	First Keystone Fin., Inc of PA	$17.75	$43.10	$0.42	$14.30	NM	124.13%	8.26%	124.13%	NM
MFLR	Mayflower Co-Op. Bank of MA	$11.66	$24.44	$0.49	$9.24	21.59	126.19%	10.24%	126.46%	23.80x
NEBS	New England Bnchrs Inc. of CT	$11.56	$61.81	$0.18	$10.65	NM	108.54%	22.36%	111.91%	NM
ROME	Rome Bancorp, Inc. of Rome NY	$11.89	$100.79	$0.40	$8.98	29.73	132.41%	33.27%	132.41%	29.73x
THRD	TF Fin. Corp. of Newtown PA	$30.13	$88.22	$1.88	$23.04	15.61	130.77%	13.33%	140.20%	16.03x
WVFC	WVS Financial Corp. of PA	$16.40	$38.05	$1.55	$13.25	10.58	123.77%	9.76%	123.77%	10.58x
WSB	Washington SB, FSB of Bowie MD	$7.51	$56.96	$0.43	$8.12	15.65	92.49%	13.14%	92.49%	17.47x

		Dividends(4)					Financial Characteristics(6)					Offering Size	Exchange Ratio

		Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	Reported		Core
								ROA	ROE	ROA	ROE
		($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)	(x)
North Penn Bancorp, Inc.
Superrange		$0.07	0.71%	37.93%	$131	18.51%	0.32%	0.35%	1.90%	0.29%	1.55%	13.23	1.69896
Maximum		$0.08	0.81%	39.75%	$129	17.55%	0.32%	0.34%	1.93%	0.27%	1.56%	11.50	1.47736
Midpoint		$0.09	0.93%	41.47%	$128	16.69%	0.33%	0.33%	1.97%	0.26%	1.57%	10.00	1.28466
Minimum		$0.11	1.10%	43.36%	$126	15.82%	0.33%	0.32%	2.00%	0.25%	1.58%	8.50	1.09196

All Public Companies(7)
Averages		$0.40	2.31%	34.89%	$3,069	12.69%	0.55%	0.56%	5.48%	0.55%	5.24%
Medians		$0.32	2.28%	19.16%	$793	10.63%	0.35%	0.57%	4.67%	0.58%	4.74%

All Non-MHC State of PA(7)
Averages		$0.44	2.62%	39.36%	$7,951	10.96%	0.39%	0.60%	6.45%	0.62%	6.65%
Medians		$0.43	2.91%	42.67%	$990	9.04%	0.32%	0.65%	7.04%	0.65%	7.03%

Comparable Group Averages
Averages		$0.40	1.60%	23.46%	$448	12.54%	0.30%	0.58%	5.88%	0.59%	5.85%
Medians		$0.36	1.66%	18.61%	$412	9.16%	0.27%	0.52%	6.02%	0.55%	5.43%

Comparable Group
ABNJ	American Bancorp of NJ	$0.16	1.54%	NM	$554	19.64%	NA	0.24%	1.03%	0.24%	1.03%
ESBK	Elmira Svgs Bank, FSB of NY	$0.80	3.64%	51.95%	$376	6.59%	0.11%	0.47%	7.06%	0.63%	9.37%
FSBI	Fidelity Bancorp, Inc. of PA	$0.56	3.34%	49.56%	$728	6.34%	NA	0.57%	9.41%	0.46%	7.71%
FKFS	First Keystone Fin., Inc of PA	$0.00	0.00%	0.00%	$522	6.65%	0.75%	0.16%	2.71%	0.20%	3.35%
MFLR	Mayflower Co-Op. Bank of MA	$0.40	3.43%	NM	$239	8.11%	0.01%	0.47%	5.97%	0.42%	5.41%
NEBS	New England Bnchrs Inc. of CT	$0.12	1.04%	66.67%	$276	20.60%	0.21%	0.37%	1.78%	0.35%	1.69%
ROME	Rome Bancorp, Inc. of Rome NY	$0.32	2.69%	NM	$303	25.13%	0.38%	1.12%	4.15%	1.12%	4.15%
THRD	TF Fin. Corp. of Newtown PA	$0.80	2.66%	42.55%	$662	10.20%	0.32%	0.85%	8.74%	0.83%	8.51%
WVFC	WVS Financial Corp. of PA	$0.64	3.90%	41.29%	$390	7.89%	NA	0.89%	11.84%	0.89%	11.84%
WSB	Washington SB, FSB of Bowie MD	$0.16	2.13%	37.21%	$434	14.20%	NA	0.80%	6.07%	0.71%	5.44%

(1)	Average of High/Low or Bid/Ask price per share.
(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3)	P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4)	Indicated 12 month dividend, based on last quarterly dividend declared.
(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.